Exhibit 99.8
10 October 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 10 October 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	10 October 2019
Number of ordinary shares purchased	87
Average price paid (pence)	4049.2931
Highest price paid (pence)	4050.0000
Lowest price paid (pence)	4048.5000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,262,983,394 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: BST
Currency: GBp
Aggregated Information
Date of purchase: 10 October 2019
Number of ordinary shares purchased: 87
Volume weighted average price paid per share (pence): 4049.2931

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
10-Oct-2019 08:01:01	46	4050.0000	XLON	01002010000001493-E0fk4PnSChkO20191010
10-Oct-2019 08:40:17	41	4048.5000	XLON	01002010000019988-E0fk4PnSDzmW20191010

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
John Smelt
T +44 20 7781 1654
M +44 7879 642 675

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

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